Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEI Structured Credit Fund, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$86,200,000.00	0.0001381	$11,904.22

Total Transaction Valuation:		$86,200,000.00
Total Fees Due for Filing:				$11,904.22
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$11,904.22